UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

8 Ha-Pnina Street

Raanana, 4321545, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

As previously announced, on February 4, 2026, Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company”) announced the signing of a non-binding Memorandum of Understanding (the “MOU”), with Arrow Aviation Ltd. (“Arrow Aviation”), relating to the Company’s proposed acquisition of a 51% stake in Arrow Aviation.

The Company hereby announces that, effective June 3, 2026, the Company and Arrow Aviation have entered into a letter agreement extending the exclusivity period and Initial Negotiation Period under the MOU to June 30, 2026. All other terms and conditions of the MOU remain in full force and effect.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284410 and 333-288923) and Form F-3 (333-291368), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: June 5, 2026	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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